UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2026

Zhiping Yu
Chief Financial Officer
Leishen Energy Holding Co., Ltd.
103 Huizhong Li, B Building, Peking Times Square, Unit 15B10
Chaoyang District, Beijing, China

Re: Leishen Energy Holding Co., Ltd.
Registration Statement on Form F-3
Filed June 8, 2026
File No. 333-296613

Dear Zhiping Yu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch at 202-551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Manno